UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2026

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.

(Translation of registrant’s name into English)

AV. BEGONIAS NO. 415, 19TH FLOOR,

SAN ISIDRO, LIMA, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Buenaventura Announces

Fourth Quarter and Full Year 2025 Results

Lima, Peru, February 26, 2026 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced results for the fourth quarter (4Q25) and full year (FY25) ended December 31, 2025. All figures have been prepared in accordance with IFRS (International Financial Reporting Standards) on a non-GAAP basis and are stated in U.S. dollars (US$).

Fourth Quarter and Full Year 2025 Highlights:

•	Buenaventura's 4Q25 consolidated silver production increased by 2% YoY driven by increased production at Tambomayo. Lead production increased by 58% YoY and zinc production increased by 43% YoY, as mining activities at Uchucchacua remained focused on polymetallic stopes during the quarter. Gold production decreased by 11% YoY due to decreased output primarily at Tambomayo. Copper production was in line with 4Q24 levels.
•	4Q25 EBITDA from direct operations was US$ 353.5 million, compared to US$ 93.4 million reported in 4Q24. FY25 EBITDA from direct operations reached US$ 811.9 million, compared to US$ 431.2 million reported in FY24, which excluded the sale of Chaupiloma Royalty Company.
•	4Q25 net income reached US$ 383.6 million, compared to US$ 33.6 million in the same period of 2024. FY25 net income was US$ 782.1 million, compared to US$ 402.7 million in FY24, which included the sale of the Chaupiloma Royalty Company.
•	4Q25 CAPEX related to San Gabriel totaled US$153.4 million, primarily allocated to the completion of the processing plant construction.
•	Buenaventura ended the year with a cash position of US$ 529.8 million, while net debt amounted to US$ 179.8 million, resulting in a leverage ratio of 0.22x.
•	On January 29, 2026, subsequent to the quarter’s end, Buenaventura received US $97.9 million in dividends related to its stake in Cerro Verde.
•	Buenaventura’s Board of Directors has proposed a dividend payment of US$ 0.9904 per share/ADS.

Financial Highlights (in millions of US$, excluding EPS):

	4Q25	4Q24	Var %	FY25	FY24	Var %
Total Revenues	623.4	299.6	108%	1,731.6	1,154.6	50%
Operating Income	297.2	45.8	549%	633.2	445.7	42%
EBITDA Direct Operations (1)	353.5	93.4	279%	811.9	431.2	88%
EBITDA Including Affiliates (1)	555.3	185.9	199%	1,392.6	850.2	64%
Net Income (2)	383.6	33.6	1,041%	782.1	402.7	94%
EPS (3)	1.51	0.13	1,041%	3.08	1.59	94%

(1)	Does not include US$ 208.9 million from the sale of Chaupiloma Royalty Company in 3Q24.
(2)	Net Income attributable to owners of the parent.
(3)	As of December 31, 2025, Buenaventura had a weighted average number of shares outstanding of 253,986,867.

For a full version of Compañía de Minas Buenaventura Fourth Quarter 2025 Earnings Release, please visit: https://buenaventura.com/informes-y-reportes

CONFERENCE CALL INFORMATION:

Compañia de Minas Buenaventura will host a conference call on Friday, February 27, 2026, to discuss these results at 10:00 am Eastern Time / 10:00 a.m. Lima Time.

To participate in the conference call, please dial:

Toll-Free US:

+1 844 481 2914

Toll International:

+1 412 317 0697

Passcode:

Please ask to be joined into the Compañía de Minas Buenaventura’s call.

Live Webcast: Click here

If you would prefer to receive a call rather than dial-in, please use the following link 10-15 minutes prior to the conference call start time:

Call Me Link: Click Here

Passcode: 7581884

Participants who do not wish to be interrupted to have their information gathered may have Chorus Call dial out to them by clicking on the above link, filling in the information, and pressing the green phone button at the bottom. The phone number provided will be automatically called and connected to the conference without any interruption to the participant. (Please note: Participants will be joined directly to the conference and will hear hold music until the call begins. No confirmation message will be played when joined.)

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and commercialization of gold, silver and other base metals through wholly-owned mines and its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, La Zanja*, El Brocal and Coimolache).

The Company owns 19.58% of Sociedad Minera Cerro Verde, a major Peruvian copper producer (a partnership with Freeport-McMorRan Inc. and Sumitomo Corporation).

For a printed version of the Company’s 2024 Form 20-F, please contact the investor relations contacts on page 1 of this report or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release and related conference call contain, in addition to historical information, forward-looking statements including statements related to the Company’s ability to manage its business and liquidity during and after the COVID-19 pandemic, the impact of the COVID-19 pandemic on the Company’s results of operations, including net revenues, earnings and cash flows, the Company’s ability to reduce costs and capital spending in response to the COVID-19 pandemic if needed, the Company’s balance sheet, liquidity and inventory position throughout and following the COVID-19 pandemic, the Company’s prospects for financial performance, growth and achievement of its long-term growth algorithm following the COVID-19 pandemic, future dividends and share repurchases.

This press release may also contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Contacts in Lima:

Daniel Dominguez, Chief Financial Officer

(511) 419 2540

Sebastián Valencia, Head of Investor Relations

(511) 419 2591 / sebastian.valencia@buenaventura.pe

Contact in NY:

Barbara Cano

(646) 452 2334

barbara@inspirgroup.com

Company Website: https://buenaventura.com/en/inversionista/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: February 26, 2026	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer